March 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bridgeline Digital, Inc. Registration Statement on Form S-3 File No. 333-262764

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Bridgeline Digital, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on Friday, March 4, 2022, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Daniel W. Rumsey at (619) 272-7062, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

/s/ Roger Kahn
Roger Kahn
President and Chief Executive Officer
Bridgeline Digital, Inc.

cc:	Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation